September 11, 2023

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street NE Washington, D.C. 20549 Attn: Jenny O’Shanick and Geoff Kruczek

Re:	Captivision Inc.

Amended Registration Statement on Form F-4

Filed August 25, 2023

File No. 333-271649

Dear Ms. O’Shanick and Mr. Kruczek:

On behalf of our client, Captivision Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 6, 2023 (the “Comment Letter”), with respect to the above-referenced Amended Registration Statement on Form F-4, filed on August 25, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement on Form F-4 (the “Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4 terms used but not defined herein have the meanings set forth in the Amendment No. 4.

Form F-4 filed August 25, 2023

Risk Factors, page 67

1.

We note that your Current Report on Form 8-K, filed on June 22, 2023, disclosed that you received a notice on June 14, 2023 from Nasdaq indicating that you were no longer in compliance with Nasdaq Listing Rule 5452(b)(C) and that you had 45 calendar days from the date of this notice to submit a plan to regain compliance with such rule. Please tell us the status and revise your prospectus to discuss any material risks. Further, we note that your Definitive Proxy Statement on Schedule 14A, filed on July 26, 2023, discusses your reliance on being listed on Nasdaq as an exclusion from the “penny stock” rules. Please revise your prospectus to discuss the impact of “penny stock” status if delisting occurs and whether your continued listing could be uncertain if the level of redemptions causes your market capitalization to be too low.

Response: Jaguar Global Growth Corporation I (“JGGC”) respectfully advises the Staff that it received a letter from Nasdaq granting an extension of time to comply with Nasdaq Listing Rule 5452(b)(C) until December 11, 2023, in accordance with JGGC’s plan of compliance to phase-down to the Nasdaq Capital Market. The Company has revised the prospectus to reflect this extension and plan of compliance, and to discuss any material risks on page 112 of Amendment No. 4.

Further, in response to the Staff’s comment, the Company has revised the prospectus on pages 114 and 115 of Amendment No. 4 to discuss the impact of “penny stock” status if delisting occurs and whether its continued listing could be uncertain if the level of redemptions causes its market capitalization to be too low.

Certain Unaudited Projected Financial Information

Updated Projections, page 164

2.

Please revise to elaborate on your “ongoing capital constraints in 2023” and “the expenses and lead times inherent” in your efforts to pursue international business opportunities. This appears inconsistent with your disclosure on page 295 that marketing and advertising expenses “may” be limited by capital constraints. We also note your disclosure on page 166 that you expect each of your fixed costs per square foot, labor costs per square foot and production costs per square foot to be lower than what was included in your January 2023 projections. However, this appears inconsistent with your revised disclosure on page 308 that you estimate approximately $26 million in increased revenues to cover your fixed cost of operations, which we note was $20 million in your prior registration statement, filed on July 7, 2023. Please revise the Risk Factors and MD&A sections as appropriate.

Response: The Company has revised the disclosure on pages 69-72, 80, 82-83, 167, 299-300 and 309 of Amendment No. 4 to elaborate on the effects of its ongoing capital constraints in 2023 and the impacts of the inherent expenses and lead times in GLAAM’s pursuits of international business opportunities on its projections, and to clarify that its marketing and advertising expenses will, in the future, be limited by capital constraints.

The Company has also revised the disclosure on page 169 of Amendment No. 4 to clarify that, because production volume is projected to increase faster than the total cost base and the Updated Projections include an extra year (2025), the total cost base is spread over a significantly larger production volume at the end of the Updated Projections period (approximately 266,000 square feet in 2025) compared to the end of the Original Projections period (approximately 161,000 square feet in 2024) and therefore GLAAM’s management expects to achieve slightly larger reductions in costs per square foot over the three year period of the Updated Projections as compared to the two year period of the Original Projections.

In addition, the Company has revised the disclosure on page 312 of Amendment No. 4 to explain that the estimated $26 million in increased revenues consists of approximately $20 million in revenues needed to cover fixed costs of existing operations and approximately $6 million in revenues to cover additional costs of operations as a public company following the closing of the Business Combination.

Non-IFRS Measures

Adjusted EBITDA, page 311

3.

We note your response to prior comment 2. Please disclose, if true, that the inventory impairments and related gains were objectively quantifiable and directly related to the COVID-19 pandemic. Your revised disclosure on pages 311—312 do not otherwise mention COVID-19.

Response: The Company has revised the disclosure on pages 316-318 of Amendment No. 4 to address the Staff’s comment.

* * *

Please do not hesitate to contact Elliott M. Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Dr. Orhan Ertughrul, Captivision Inc.